

Securities and Exchange Commissions,
Division of Corporate Finance,
450 Fifth Street,
Washington, D.C. 20549
USA



SUPPL



30/03/2005

Re.: SEC File Number, 82-5116

This information is furnished pursuant to Rule 12g3-2(b).

Kindly receive press releases nos. 13-21 (incl.) sent to the Copenhagen Stock Exchange in March, 2005.

Yours sincerely
**Novozymes A/S**

PROCESSED
APR 07 2005
THOMSON
FINANCIAL

Ella Begtrup
Investor Relations
+45 44 42 23 79



# Stock exchange announcement

March 29, 2005

## Novozymes A/S

## Summary and key figures for the Novozymes Group for 2004 in accordance with IFRS

Novozymes changed its accounting policies with effect from January 1, 2005 and will henceforth follow the International Financial Reporting Standards (IFRS). In order to provide a basis of comparison for future financial statements, the key figures for the full year and the individual quarters of 2004 are restated here in accordance with the principles of the IFRS..

### Profit/loss and balance sheet - IFRS

| (DKK million) | Before IFRS 2004 | IFRS effect | After IFRS 2004 | 2004 - IFRS Q4 | Q3 | Q2 | Q1 |
|---|---|---|---|---|---|---|---|
| **Net turnover** | **6,024** | **(36)** | **5,988** | **1,491** | **1,536** | **1,528** | **1,433** |
| - Enzymes | 5,726 | (36) | 5,690 | 1,424 | 1,469 | 1,445 | 1,352 |
| - Microorganisms | 298 | 0 | 298 | 67 | 67 | 83 | 81 |
| **Gross profit** | **3,179** | **(29)** | **3,150** | **743** | **815** | **817** | **775** |
| - Enzymes | 3,017 | (29) | 2,988 | 704 | 781 | 772 | 731 |
| - Microorganisms | 162 | 0 | 162 | 39 | 34 | 45 | 44 |
| **Operating profit (EBIT)** | **1,090** | **(1)** | **1,089** | **252** | **317** | **261** | **259** |
| - Enzymes | 1,057 | (9) | 1,048 | 239 | 313 | 249 | 247 |
| - Microorganisms | 33 | 8 | 41 | 13 | 4 | 12 | 12 |
| Operating profit margin | 18.1% | | 18.2% | 16.9% | 20.6% | 17.1% | 18.1% |
| Net financials | (9) | (24) | (33) | 23 | (6) | (33) | (17) |
| **Profit before tax** | **1,081** | **(25)** | **1,056** | **275** | **311** | **228** | **242** |
| Tax | 288 | (7) | 281 | 80 | 80 | 58 | 63 |
| Minority interests | (11) | 0 | (11) | (12) | 0 | 0 | 1 |
| **Net profit** | **782** | **(18)** | **764** | **183** | **231** | **170** | **180** |
| **Earnings per DKK 10 share** | **11.2** | | **10.9** | **2.7** | **3.3** | **2.4** | **2.5** |
| **Average no. of A/B shares, diluted** (million) | 69.8 | | 69.8 | 68.7 | 69.6 | 70.3 | 70.7 |
| **Free cash flow** | **1,080** | **0** | **1,080** | **300** | **303** | **103** | **374** |
| **Return on invested capital** | **17.3%** | | **17.4%** | | | | |
| Shareholders' equity | 3,860 | 57 | 3,917 | 3,917 | 4,051 | 4,047 | 3,926 |
| Total assets | 7,134 | (58) | 7,076 | 7,076 | 7,563 | 7,530 | 7,460 |

The annual accounts for 2004 have been prepared in accordance with the Danish Company Accounts Act, current Danish accounting standards and the regulations of the Copenhagen Stock Exhange on the presentation of accounts by listed companies. The annual accounts have been audited. The



Novozymes A/S
Investor Relations
2005-13477-01

Krogshoejvej 36
2880 Bagsvaerd
Denmark

Telephone:
+45 8824 9999
Fax:
+45 4442 1002

Internet:
www.novozymes.com
CVR number:
10 00 71 27

adjustments resulting from the transition to IFRS, cf. Note 32 in the Novozymes Report 2004, Accounts and Data, have also been audited. The allocation of the effects of the IFRS adjustments on the individual profit/loss and balance sheet items has not been audited.

The adjustments relating to the principal items 'Operating profit', 'Net profit' and the Balance sheet are shown in greater detail in Appendix 1, while the Profit and loss account, Balance sheet and Cash flow and financial resources stated in accordance with the principles of IFRS are shown in Appendix 2.

Reference is also made to Note 32, Transition to IFRS, in the Novozymes Report 2004, Accounts and Data.

### Sales by industry

| (DKK million) | Before IFRS 2004 | IFRS effect | After IFRS 2004 | 2004 - IFRS Q4 | Q3 | Q2 | Q1 |
|---|---|---|---|---|---|---|---|
| Enzymes | 5,726 | (36) | 5,690 | 1,424 | 1,469 | 1,445 | 1,352 |
| -technical enzymes | 3,553 | 0 | 3,553 | 862 | 931 | 897 | 863 |
| -detergent | 2,038 | 0 | 2,038 | 483 | 525 | 512 | 518 |
| -other technical | 1,515 | 0 | 1,515 | 379 | 406 | 385 | 345 |
| -food enzymes | 1,439 | 0 | 1,439 | 371 | 373 | 367 | 328 |
| -feed enzymes | 734 | (36) | 698 | 191 | 165 | 181 | 161 |
| Microorganisms | 298 | 0 | 298 | 67 | 67 | 83 | 81 |
| Net turnover | 6,024 | (36) | 5,988 | 1,491 | 1,536 | 1,528 | 1,433 |

As the table above shows, the change in net turnover only concerns the feed enzymes industry and relates to reclassification concerning the recognition of sub-elements of major cooperation agreements. The reclassification has no effect on operating profit.

### Sales by geographical area

| (DKK million) | Before IFRS 2004 | IFRS effect | After IFRS 2004 | 2004 - IFRS Q4 | Q3 | Q2 | Q1 |
|---|---|---|---|---|---|---|---|
| Europe, Middle East & Africa | 2,679 | (18) | 2,661 | 685 | 691 | 659 | 626 |
| North America | 1,768 | (6) | 1,762 | 400 | 450 | 470 | 442 |
| Asia Pacific | 1,116 | (6) | 1,110 | 287 | 280 | 277 | 266 |
| Latin America | 461 | (6) | 455 | 119 | 115 | 122 | 99 |
| Net turnover | 6,024 | (36) | 5,988 | 1,491 | 1,536 | 1,528 | 1,433 |

### Net financials

| (DKK million) | Before IFRS 2004 | IFRS effect | After IFRS 2004 | 2004 - IFRS Q4 | Q3 | Q2 | Q1 |
|---|---|---|---|---|---|---|---|
| Net foreign exchange gain/(loss) | 33 | 0 | 33 | 14 | 10 | (1) | 10 |
| Net interest expenses | (35) | 0 | (35) | (10) | (9) | (9) | (7) |
| Other financials | (7) | (24) | (31) | 19 | (7) | (23) | (20) |
| Total financials | (9) | (24) | (33) | 23 | (6) | (33) | (17) |
| Net interest-bearing debt, end | 706 | (42) | 664 | 664 | 743 | 841 | 801 |


Novozymes A/S
Investor Relations
2005-13477-01

Krogshoejvej 36
2880 Bagsvaerd
Denmark

Telephone:
+45 8824 9999
Fax:

Internet:
www.novozymes.com
CVR number:

## Cash flow, investments, acquisitions

| (DKK million) | Before IFRS 2004 | IFRS effect | After IFRS 2004 | 2004 - IFRS Q4 | Q3 | Q2 | Q1 |
|---|---|---|---|---|---|---|---|
| Cash flow before change in working | 1,306 | 0 | 1,306 | 369 | 374 | 396 | 167 |
| Cash flow from operating activities | 1,287 | 0 | 1,287 | 434 | 379 | 171 | 303 |
| Cash flow from investing activities | (207) | 0 | (207) | (134) | (76) | (68) | 71 |
| **Free cash flow** | **1,080** | **0** | **1,080** | **300** | **303** | **103** | **374** |
| Cash flow from financing activities | (1,029) | 0 | (1,029) | (306) | (182) | (162) | (379) |
| **Net cash flow** | **51** | **0** | **51** | **(6)** | **121** | **(59)** | **(5)** |
| Acquisitions | 0 | 0 | 0 | 0 | 0 | 0 | 0 |

## Balance sheet and development in shareholders' equity

| Assets (DKK million) | End 2004 Before | IFRS effect | After |
|---|---|---|---|
| Intangible fixed assets | 471 | 9 | 480 |
| Tangible fixed assets | 3,522 | (120) | 3,402 |
| Financial fixed assets | 0 | 26 | 26 |
| **Total fixed assets** | **3,993** | **(85)** | **3,908** |
| Stocks | 1,130 | | 1,130 |
| Debtors | 1,387 | (26) | 1,361 |
| Securities | 93 | 53 | 146 |
| Cash at bank and in hand | 531 | | 531 |
| **Total current assets** | **3,141** | **27** | **3,168** |
| **Total assets end 2004** | **7,134** | **(58)** | **7,076** |

| Liabilities (DKK million) | End 2004 Before | IFRS effect | After |
|---|---|---|---|
| Shareholders' equity beginning of 2004 | 4,144 | | 4,144 |
| Retained earnings | 782 | (18) | 764 |
| Dividend paid | (217) | | (217) |
| Purchase of own shares, net | (804) | | (804) |
| Currency translation adj. for net assets, etc. | (45) | 75 | 30 |
| **Shareholders' equity end 2004** | **3,860** | **57** | **3,917** |
| **Minority interests** | **32** | **(2)** | **30** |
| **Total provisions** | **752** | **(190)** | **562** |
| Total long-term liabilities | 1,267 | 0 | 1,267 |
| Total current liabilities | 1,223 | 77 | 1,300 |
| **Total liabilities** | **2,490** | **77** | **2,567** |
| **Total liabilities and shareholders' equity end 2004** | **7,134** | **(58)** | **7,076** |

The adjustments to the Balance sheet in accordance with IFRS for the individual quarters of 2004 are detailed in Appendix 1.

**Appendix 1 details the effect, by quarter, of adjustments and reclassifications resulting from the transition to IFRS on principal items in the Profit and loss account for 2004**

**Appendix 2 contains the Profit and loss account, Balance sheet – Assets and Liabilities – and Cash flow and financial resources for 2004 before and after adjustment in line with IFRS**


Novozymes A/S
Investor Relations
Krogshoejvej 36
2880 Bagsvaerd
Telephone:
+45 8824 9999
Internet:
www.novozymes.com

**Contact persons:**

**Press and media:**
Eva Louise Holm Petersen
Tel. (direct): +45 4442 3338

**Investor Relations**
In Denmark:
Lene Aaboe
Tel. (direct): +45 4446 0082

Niels Eldrup Meidahl
Tel. (direct): +45 4443 3304

In USA:
Thomas Kudsk Larsen
Tel. (direct): +1 919 494 3279

*Novozymes is the biotech-based world leader in enzymes and microorganisms. Using nature's own technologies, we continuously expand the frontiers of biological solutions to improve industrial performance everywhere. Headquartered in Denmark, Novozymes employs more than 3,900 people in 30 countries. Novozymes produces and sells more than 600 products in 130 countries. Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.*



Novozymes A/S
Investor Relations
2005-13477-01

Krogshoejvej 36
2880 Bagsvaerd
Denmark

Telephone:
+45 8824 9999
Fax:
+45 4442 1002

Internet:
www.novozymes.com
CVR number:
10 00 71 27

# Appendix 1

| Effect of IFRS<br>(DKK million) | 2004 | | | |
|---|---|---|---|---|
| **Operating profit** | **Q4** | **Q3** | **Q2** | **Q1** |
| **Operating profit - Danish accounting standards** | **254** | **314** | **265** | **257** |
| Provisions for employee benefits | (5) | 0 | 0 | 0 |
| Share-based remuneration with own participating interests - employee costs | (3) | (3) | (10) | (4) |
| Borrowing costs - depreciation | 4 | 4 | 3 | 4 |
| Amortisation of goodwill | 2 | 2 | 3 | 2 |
| **Operating profit - IFRS** | **252** | **317** | **261** | **259** |

| **Net profit** | **Q4** | **Q3** | **Q2** | **Q1** |
|---|---|---|---|---|
| **Net profit - Danish accounting standards** | **174** | **230** | **185** | **193** |
| Provisions for employee benefits | (5) | 0 | 0 | 0 |
| Share-based remunerations with own participating interests - employee costs | (3) | (3) | (10) | (4) |
| Share-based remunerations with own participating interests - fair value adjustm. | (2) | (0) | (4) | (2) |
| Other share-based remuneration | 18 | (2) | (14) | (18) |
| Borrowing costs - depreciation | 4 | 4 | 3 | 4 |
| Amortisation of goodwill | 2 | 2 | 3 | 2 |
| Tax relating to the above items | (5) | 0 | 7 | 5 |
| **Net profit - IFRS** | **183** | **231** | **170** | **180** |


Novozymes A/S
Investor Relations
2005-13477-01

Krogshoejvej 36
2880 Bagsvaerd
Denmark

Telephone:
+45 8824 9999
Fax:

Internet:
www.novozymes.com
CVR number:

# Appendix 1 – cont'd...

| Effect of IFRS (DKK million) | 2004 | | | |
|---|---|---|---|---|
| | Year to date | | | |
| Balance sheet | Q4 | Q3 | Q2 | Q1 |
| **Total assets - Danish accounting standards** | **7,134** | **7,609** | **7,584** | **7,534** |
| Fixed assets - Danish accounting standards | 3,993 | 4,151 | 4,228 | 4,285 |
| Borrowing costs - depreciation | (120) | (124) | (128) | (131) |
| Amortisation of goodwill | 9 | 7 | 5 | 2 |
| Deferred taxes | 26 | 23 | 22 | 23 |
| Fixed assets - IFRS | 3,908 | 4,057 | 4,127 | 4,179 |
| Current assets - Danish accounting standards | 3,141 | 3,458 | 3,356 | 3,249 |
| Deferred taxes | (26) | (23) | (22) | (23) |
| Other share-based remuneration | 53 | 71 | 69 | 55 |
| Current assets - IFRS | 3,168 | 3,506 | 3,403 | 3,281 |
| **Total assets - IFRS** | **7,076** | **7,563** | **7,530** | **7,460** |
| **Total shareholders' equity and liabilitites** | **7,134** | **7,609** | **7,584** | **7,534** |
| Shareholders' equity - Danish accounting standards | 3,860 | 4,003 | 3,997 | 3,902 |
| Provisions for employee benefits | (11) | (7) | (7) | (7) |
| Share-based remuneration with own participating interests | (24) | (21) | (21) | (10) |
| Other share-based remuneration | (0) | 0 | 0 | (0) |
| Borrowing costs - depreciations | (120) | (124) | (128) | (131) |
| Amortisation of goodwill | 9 | 7 | 5 | 2 |
| Tax relating to above items | 201 | 193 | 201 | 170 |
| Minority interests - adjustments | 2 | 0 | 0 | 0 |
| Shareholders' equity - IFRS | 3,917 | 4,051 | 4,047 | 3,926 |
| Minority interests - Danish accounting standards | 32 | 24 | 25 | 27 |
| Minority interests - adjustments | (2) | 0 | 0 | 0 |
| Minority interests - IFRS | 30 | 24 | 25 | 27 |
| Liabilities - Danish accounting standards | 3,242 | 3,582 | 3,562 | 3,605 |
| Provisions for employee costs | 11 | 7 | 7 | 7 |
| Provisions for deferred tax | (201) | (193) | (201) | (170) |
| Other share-based remuneration | 53 | 71 | 69 | 55 |
| Share-based remuneration with own participating interests | 24 | 21 | 21 | 10 |
| Liabilities - IFRS | 3,129 | 3,488 | 3,458 | 3,507 |
| **Total shareholders' equity and liabilites - IFRS** | **7,076** | **7,563** | **7,530** | **7,460** |



Novozymes A/S
Investor Relations
2005-13477-01

Krogshoejvej 36
2880 Bagsvaerd
Denmark

Telephone:
+45 8824 9999
Fax:

Internet:
www.novozymes.com
CVR number:

# *Appendix 2*

| Effect of IFRS (DKK million) | | | |
|---|---|---|---|
| **Profit and Loss account** | **Before IFRS 2004** | **IFRS effect** | **After IFRS 2004** |
| Net turnover | 6,024 | (36) | 5,988 |
| Production costs | 2,845 | (7) | 2,838 |
| **Gross profit** | **3,179** | **(29)** | **3,150** |
| Sales and distribution costs | 750 | (41) | 709 |
| Research and development costs | 775 | 5 | 780 |
| Administrative costs | 595 | 8 | 603 |
| Licence fees and other operating income, net | 31 | 0 | 31 |
| **Operating profit** | **1,090** | **(1)** | **1,089** |
| Financial income | 89 | 0 | 89 |
| Financial costs | 98 | 24 | 122 |
| **Profit before tax** | **1,081** | **(25)** | **1,056** |
| Corporate tax | 288 | (7) | 281 |
| **Profit including minority interests** | **793** | **(18)** | **775** |
| Equity minority interests | (11) | 0 | (11) |
| **Net profit** | **782** | **(18)** | **764** |
| Proposed dividend per share | 3.50 | | 3.50 |
| Earnings per share | 11.45 | (0.26) | 11.19 |
| Earnings per share, diluted | 11.20 | (0.26) | 10.94 |


Novozymes A/S
Investor Relations
2005-13477-01
Krogshoejvej 36
2880 Bagsvaerd
Denmark
Telephone:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

# *Appendix 2 – cont'd...*

| Effect of IFRS (DKK million) | | | |
|---|---|---|---|
| Assets | Before IFRS 2004 | IFRS effect | After IFRS 2004 |
| Completed IT development projects | 93 | 0 | 93 |
| Acquired patents, licences and know-how | 263 | 0 | 263 |
| Goodwill | 95 | 9 | 104 |
| IT development projects in progress | 20 | 0 | 20 |
| **Intangible fixed assets** | **471** | **9** | **480** |
| | | | |
| Land and buildings | 1,842 | (96) | 1,746 |
| Production plant and machinery | 1,045 | (24) | 1,021 |
| Other equipment | 329 | 0 | 329 |
| Tangible fixed assets under construction | 306 | 0 | 306 |
| **Tangible fixed assets** | **3,522** | **(120)** | **3,402** |
| | | | |
| Other securities and participating interests | 0 | 26 | 26 |
| **Financial fixed assets** | **0** | **26** | **26** |
| | | | |
| **Total fixed assets** | **3,993** | **(85)** | **3,908** |
| | | | |
| Raw materials and consumables | 167 | 0 | 167 |
| Work in progress | 298 | 0 | 298 |
| Finished goods | 665 | 0 | 665 |
| **Total stocks** | **1,130** | **0** | **1,130** |
| | | | |
| Trade debtors | 859 | 0 | 859 |
| Amounts owed by related parties | 56 | 0 | 56 |
| Tax receivable | 227 | 0 | 227 |
| Deferred tax receivable | 26 | (26) | 0 |
| Other debtors | 219 | 0 | 219 |
| **Total debtors** | **1,387** | **(26)** | **1,361** |
| | | | |
| **Securities** | **93** | **53** | **146** |
| | | | |
| **Cash at bank and in hand** | **531** | **0** | **531** |
| | | | |
| **Total current assets** | **3,141** | **27** | **3,168** |
| | | | |
| **Total assets** | **7,134** | **(58)** | **7,076** |



Novozymes A/S
Investor Relations
2005-13477-01

Krogshoejvej 36
2880 Bagsvaerd
Denmark

Telephone:
+45 8824 9999
Fax:
+45 4442 1002

Internet:
www.novozymes.com
CVR number:
10 00 71 27

# Appendix 2 – cont'd...

| Effect of IFRS (DKK million) | | | |
|---|---|---|---|
| **Liabilities and shareholders' equity** | **Before IFRS 2004** | **IFRS effect** | **After IFRS 2004** |
| Share capital | 726 | 0 | 726 |
| Other comprehensive income | (136) | 75 | (61) |
| Own participating interests | (1,316) | 0 | (1,316) |
| Retained earnings | 4,353 | (18) | 4,335 |
| Proposed dividend | 233 | 0 | 233 |
| **Total shareholders' equity** | **3,860** | **57** | **3,917** |
| **Minority interests** | **32** | **(2)** | **30** |
| Provisions for pensions and similar commitments | 15 | 11 | 26 |
| Provisions for deferred tax | 718 | (201) | 517 |
| Other provision | 19 | 0 | 19 |
| **Total provisions** | **752** | **(190)** | **562** |
| Credit institutions | 1,245 | 0 | 1,245 |
| Amounts owed to related parties | 22 | 0 | 22 |
| **Total non-current liabilities** | **1,267** | **0** | **1,267** |
| Credit institutions | 48 | 0 | 48 |
| Trade creditors | 202 | 0 | 202 |
| Amounts owed to related parties | 68 | 0 | 68 |
| Tax payable | 81 | 0 | 81 |
| Other creditors | 824 | 77 | 901 |
| **Total current liabilities** | **1,223** | **77** | **1,300** |
| **Total liabilities** | **2,490** | **77** | **2,567** |
| **Total liabilities and shareholders' equity** | **7,134** | **(58)** | **7,076** |



Novozymes A/S
Investor Relations
2005-13477-01

Krogshoejvej 36
2880 Bagsvaerd
Denmark

Telephone:
+45 8824 9999
Fax:

Internet:
www.novozymes.com
CVR number:

## *Appendix 2 – cont'd...*

| Effect of IFRS (DKK million) | | | |
|---|---|---|---|
| **Cash flow and financial resources** | **Before IFRS 2004** | **IFRS effect** | **After IFRS 2004** |
| Net profit | 782 | (18) | 764 |
| | | | |
| Reversals of items with no effect on cash flow | 956 | 18 | 974 |
| Corporation tax paid | (437) | 0 | (437) |
| Interest received | 48 | 0 | 48 |
| Interest paid | (43) | 0 | (43) |
| Cash flow before change in working capital | 1,306 | 0 | 1,306 |
| | | | |
| Change in working capital | | | |
| (Increase)/decrease in trade debtors and other debtors | (1) | 0 | (1) |
| (Increase)/decrease in stocks | (42) | 0 | (42) |
| | | | |
| Increase/(decrease) in amounts owed to related parties, net | (2) | 0 | (2) |
| | | | |
| Increase/(decrease) in trade creditors and other creditors | 26 | 0 | 26 |
| Cash flow from operating activities | 1,287 | 0 | 1,287 |
| | | | |
| Investments: | | | |
| Purchase of intangible fixed assets | (54) | 0 | (54) |
| Sale of tangible fixed assets | 2 | 0 | 2 |
| Purchase of tangible fixed assets | (281) | 0 | (281) |
| Termination of currency swap | 131 | 0 | 131 |
| Acquisition of activities | 0 | 0 | 0 |
| Purchase of minority shares | (5) | 0 | (5) |
| Cash flow from investing activities | (207) | 0 | (207) |
| | | | |
| Free cash flow | 1,080 | 0 | 1,080 |
| | | | |
| Financing: | | | |
| Non-current loan repayments | (500) | 0 | (500) |
| Non-current borrowing | 470 | 0 | 470 |
| Sale of shares in Novo Nordisk A/S | 22 | 0 | 22 |
| Purchase of own participating interests, net | (804) | 0 | (804) |
| Dividend paid | (217) | 0 | (217) |
| Cash flow from financing activities | (1,029) | 0 | (1,029) |
| | | | |
| Net cash flow | 51 | 0 | 51 |
| | | | |
| Unrealised gain/(loss) on currencies and securities included in cash and cash equivalents | (4) | 0 | (4) |
| Net change in cash and cash equivalents | 47 | 0 | 47 |
| | | | |
| Cash and cash equivalents at January 1 | 436 | 0 | 436 |
| Cash and cash equivalents at December 31 | 483 | 0 | 483 |
| | | | |
| Undrawn committed credit facilities | 3,000 | 0 | 3,000 |
| Financial resources at 31 December | 3,483 | 0 | 3,483 |


Novozymes A/S
Investor Relations
Krogshoejvej 36
2880 Bagsvaerd
Telephone:
+45 8824 9999
Internet:
www.novozymes.com



# Stock Exchange Announcement

March 17, 2005

## Annual meeting of shareholders of Novozymes A/S

The annual meeting of shareholders of Novozymes A/S was held yesterday. The annual meeting adopted the report on the company's activities over the last financial year.

The annual meeting also approved the following items:

- the audited annual report, including the resolution on discharge of the Executive Management and Board of Directors
- a resolution on application of profits in accordance with the approved accounts (annual report), subject to payment of a dividend of DKK 3.50 per DKK 10 share
- re-election of the current six members of the Board of Directors as elected by the shareholders
- re-election of PricewaterhouseCoopers
- reduction of the company's share capital by withdrawing part of the company's holding of own B shares, with a total nominal value of DKK 30,000,000. Following the reduction, the nominal value of the share capital will be DKK 696,000,000, DKK 107,487,200 of which is A shares and DKK 588,512,800 B shares
- authorisation for the Board of Directors, in the period up to the next annual meeting of shareholders, to allow the company to purchase own shares to a value of up to 10% of the share capital at the share price prevailing on the purchase date, with a deviation of up to 10%, cf. Section 48 of the Danish Companies Act.

Henrik Gürtler, chairman of the Board of Directors, made the following comments in his verbal report:


Novozymes A/S
Investor Relations
2005-10790-01

Krogshøjvej 36
DK-2880 Bagsværd
Denmark

Phone:
+45 8824 9999
Fax:
+45 4442 1002

Internet:
www.novozymes.com
CVR number:
10 00 71 27

"2004 was a year in which earnings continued to rise and we enjoyed healthy organic growth. We should be proud of these results, which have been achieved despite the unfavourable exchange rate situation, something which has been - and remains - a big challenge for the business.

Running the business in a socially responsible manner and contributing to sustainable development is part of Novozymes' vision and strategy. One specific element of our work on social responsibility is a project concerning business integrity which is intended to ensure that Novozymes lives up to high ethical standards in how it operates its business worldwide."

**Composition of the Board of Directors**

The officers and members of the Board of Directors are as follows:

*Henrik Gürtler, CEO, Novo A/S (Chairman)*
*Kurt Anker Nielsen, Director, former CEO, Novo A/S (Vice-Chairman)*
*Paul Petter Aas, Senior Vice President, Yara International*
*Arne Hansen, Skilled Worker (employee elected)*
*Jerker Hartwall, President & CEO, Karlshamns AB*
*Søren Jepsen, Manager (employee elected)*
*Ulla Morin, Laboratory Technician (employee elected)*
*Walther Thygesen, General Manager of Hewlett-Packard Danmark and Senior Vice President of Hewlett-Packard, EMEA*
*Hans Werdelin, Director, former CEO, Sophus Berendsen*

## Contact

**Press and media:**
Eva Louise Holm Petersen
Tel. (direct): +45 4442 3338

**Investors:**
Lene Aaboe
Tel. (direct): +45 4446 0082

Niels Meidahl
Tel (direct): +45 4443 3304

(USA and Canada)
Thomas Kudsk Larsen
Tel. (direct): +1 919 494 3279

*Novozymes is the biotech-based world leader in enzymes and microorganisms. Using nature's own technologies, we continuously expand the frontiers of biological solutions to improve industrial performance everywhere. Headquartered in Denmark, Novozymes employs more than 3,900 people in 30 countries. Novozymes produces and sells more than 600 products in 130 countries. Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.*

# Stock exchange announcement



March16, 2005

## Novozymes A/S

### Holding of Novozymes shares by insiders – (Status 1, 2005)

In accordance with Section 37 of the Danish Securities Trading Act, Novozymes hereby reports the following:

| | **Holding of shares Nos. As per Dec. 10, 2004** | **Holding of shares Nos. As per March 15, 2005** | **Market value of the total shareholding DKK As per March 15, 2005** |
|---|---|---|---|
| Board of Directors | 11,627 | 11,627 | 3,232,306 |
| Management | 30,519 | 27,019 | 7,511,282 |
| All insiders, Total | 75,272 | 71,259 | 19,810,002 |

**Contact persons:**

**Press and media:**

Eva Louise Holm Petersen
Tel. (direct): +45 4442 3338

**Investor Relations**

Outside USA and Canada:
Lene Aaboe
Tel. (direct): +45 4446 0082

Niels Eldrup Meidahl
Tel. (direct): +45 4443 3304

USA and Canada:
Thomas Kudsk Larsen
Tel. (direct): +1 919 494 3279

*Novozymes is the biotech-based world leader in enzymes and microorganisms. Using nature's own technologies, we continuously expand the frontiers of biological solutions to improve industrial performance everywhere. Headquartered in Denmark, Novozymes employs more than 3,900 people in 30 countries.Novozymes produces and sells more than 600 products in 130 countries. Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.*



Novozymes A/S
Investor Relations
2005-13232-01

Krogshoejvej 36
2880 Bagsvaerd
Denmark

Phone:
+45 8824 9999
Fax:
+45 4442 1002

Internet:
www.novozymes.com
CVR number:
10 00 71 27

# Stock exchange announcement



March 14, 2005

## Novozymes A/S
### Trading by insiders in Novozymes A/S B shares - statement no. 16, 2005

In accordance with Section 37 of the Danish Securities Trading Act, Novozymes reports the following:

| ISIN | Trading date | Number of shares traded, net | Market value of number of shares traded, net | Total number of shares held by insiders | Market value of shares held by insiders |
|---|---|---|---|---|---|
| DK0010272129 | March 11, 2005 | 0 | DKK 4,434,200 | 71,259 | DKK 20,095,038 |

## Contact persons


**Press and media:**
Eva Louise Holm Petersen
Tel. (direct): +45 4442 3338

**Equity analysts and investors:**
Outside USA and Canada:
Lene Aaboe
Tel. (direct): +45 4446 0082

Niels Eldrup Meidahl
Tel. (direct): + 45 4443 3304

USA and Canada:
Thomas Kudsk Larsen
Tel. (direct): +1 919 494 3279


*Novozymes is the biotech-based world leader in enzymes and microorganisms. Using nature's own technologies, we continuously expand the frontiers of biological solutions to improve industrial performance everywhere. Headquartered in Denmark, Novozymes employs more than 3,900 people in 30 countries.Novozymes produces and sells more than 600 products in 130 countries. Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.*




Novozymes A/S
Investor Relations
Krogshojvej 36
2880 Bagsvaerd
Denmark
Phone:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

# Stock exchange announcement



March 11, 2005

## Novozymes A/S
### Trading by insiders in Novozymes A/S B shares - statement no. 15, 2005

In accordance with Section 37 of the Danish Securities Trading Act, Novozymes reports the following:

| ISIN | Trading date | Number of shares traded, net | Market value of number of shares traded, net | Total number of shares held by insiders | Market value of shares held by insiders |
|---|---|---|---|---|---|
| DK0010272129 | March 10, 2005 | - 3.500 | DKK 983,500 | 71,259 | DKK 20,059,408 |

## Contact persons

**Press and media:**
Eva Louise Holm Petersen
Tel. (direct): +45 4442 3338

**Equity analysts and investors:**
Outside USA and Canada:
Lene Aaboe
Tel. (direct): +45 4446 0082

Niels Eldrup Meidahl
Tel. (direct): + 45 4443 3304

USA and Canada:
Thomas Kudsk Larsen
Tel. (direct): +1 919 494 3279

*Novozymes is the biotech-based world leader in enzymes and microorganisms. Using nature's own technologies, we continuously expand the frontiers of biological solutions to improve industrial performance everywhere. Headquartered in Denmark, Novozymes employs more than 3,900 people in 30 countries.Novozymes produces and sells more than 600 products in 130 countries. Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.*


Novozymes A/S
Investor Relations
Krogshojvej 36
2880 Bagsvaerd
Denmark
Phone:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

# Stock exchange announcement



March 9, 2005

## Novozymes A/S
## Trading by insiders in Novozymes A/S B shares - statement no. 14, 2005

In accordance with Section 37 of the Danish Securities Trading Act, Novozymes reports the following:

| ISIN | Trading date | Number of shares traded, net | Market value of number of shares traded, net | Total number of shares held by insiders | Market value of shares held by insiders |
|---|---|---|---|---|---|
| DK0010272129 | March 8, 2005 | -100 | DKK 2,036,670 | 74,779 | DKK 21,125,067 |

## Contact persons


**Press and media:**
Eva Louise Holm Petersen
Tel. (direct): +45 4442 3338

**Equity analysts and investors:**
Outside USA and Canada:
Lene Aaboe
Tel. (direct): +45 4446 0082

Niels Eldrup Meidahl
Tel. (direct): + 45 4443 3304

USA and Canada:
Thomas Kudsk Larsen
Tel. (direct): +1 919 494 3279


*Novozymes is the biotech-based world leader in enzymes and microorganisms. Using nature's own technologies, we continuously expand the frontiers of biological solutions to improve industrial performance everywhere. Headquartered in Denmark, Novozymes employs more than 3,900 people in 30 countries.Novozymes produces and sells more than 600 products in 130 countries. Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.*




Novozymes A/S
Investor Relations
Krogshojvej 36
2880 Bagsvaerd
Denmark
Phone:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

# Stock exchange announcement



March 8, 2005

## Novozymes A/S
## Trading by insiders in Novozymes A/S B shares - statement no. 13, 2005

In accordance with Section 37 of the Danish Securities Trading Act, Novozymes reports the following:

| ISIN | Trading date | Number of shares traded, net | Market value of number of shares traded, net | Total number of shares held by insiders | Market value of shares held by insiders |
|---|---|---|---|---|---|
| DK0010272129 | March 7, 2005 | -100 | DKK 68,800 | 74,879 | DKK 21,265,636 |

## Contact persons


**Press and media:**
Eva Louise Holm Petersen
Tel. (direct): +45 4442 3338

**Equity analysts and investors:**
Outside USA and Canada:
Lene Aaboe
Tel. (direct): +45 4446 0082

Niels Eldrup Meidahl
Tel. (direct): + 45 4443 3304

USA and Canada:
Thomas Kudsk Larsen
Tel. (direct): +1 919 494 3279


*Novozymes is the biotech-based world leader in enzymes and microorganisms. Using nature's own technologies, we continuously expand the frontiers of biological solutions to improve industrial performance everywhere. Headquartered in Denmark, Novozymes employs more than 3,900 people in 30 countries.Novozymes produces and sells more than 600 products in 130 countries. Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.*




Novozymes A/S
Investor Relations
Krogshojvej 36
2880 Bagsvaerd
Denmark
Phone:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

# Stock exchange announcement



March 7, 2005

## Novozymes A/S
## Trading by insiders in Novozymes A/S B shares - statement no. 12, 2005

In accordance with Section 37 of the Danish Securities Trading Act, Novozymes reports the following:

| ISIN | Trading date | Number of shares traded, net | Market value of number of shares traded, net | Total number of shares held by insiders | Market value of shares held by insiders |
|---|---|---|---|---|---|
| DK0010272129 | March 3, 2005 | 0 | DKK 1,057,150 | 74,979 | DKK 20,956,630 |

## Contact persons

**Press and media:**
Eva Louise Holm Petersen
Tel. (direct): +45 4442 3338

**Equity analysts and investors:**
Outside USA and Canada:
Lene Aaboe
Tel. (direct): +45 4446 0082

Niels Eldrup Meidahl
Tel. (direct): + 45 4443 3304

USA and Canada:
Thomas Kudsk Larsen
Tel. (direct): +1 919 494 3279

*Novozymes is the biotech-based world leader in enzymes and microorganisms. Using nature's own technologies, we continuously expand the frontiers of biological solutions to improve industrial performance everywhere. Headquartered in Denmark, Novozymes employs more than 3,900 people in 30 countries.Novozymes produces and sells more than 600 products in 130 countries. Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.*


Novozymes A/S
Investor Relations
Krogshojvej 36
2880 Bagsvaerd
Denmark
Phone:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

# Stock exchange announcement


novozymes®

March 2, 2005

## Novozymes A/S

## Trading by insiders in Novozymes A/S B shares - statement no. 11, 2005

In accordance with Section 37 of the Danish Securities Trading Act, Novozymes reports the following:

| ISIN | Trading date | Number of shares traded, net | Market value of number of shares traded, net | Total number of shares held by insiders | Market value of shares held by insiders |
|---|---|---|---|---|---|
| DK0010272129 | February 28, 2005 | 0 | DKK 724,900 | 74,979 | DKK 20,884,162 |

## Contact persons

**Press and media:**
Eva Louise Holm Petersen
Tel. (direct): +45 4442 3338

**Equity analysts and investors:**
Outside USA and Canada:
Lene Aaboe
Tel. (direct): +45 4446 0082

Niels Eldrup Meidahl
Tel. (direct): + 45 4443 3304

USA and Canada:
Thomas Kudsk Larsen
Tel. (direct): +1 919 494 3279

*Novozymes is the biotech-based world leader in enzymes and microorganisms. Using nature's own technologies, we continuously expand the frontiers of biological solutions to improve industrial performance everywhere. Headquartered in Denmark, Novozymes employs more than 3,900 people in 30 countries.Novozymes produces and sells more than 600 products in 130 countries. Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.*



**Novozymes A/S**
**Investor Relations**
**Krogshojvej 36**
**2880 Bagsvaerd**
**Denmark**
**Phone:**
**+45 8824 9999**
**Fax:**
**+45 4442 1002**
**Internet:**
**www.novozymes.com**
**CVR number:**
**10 00 71 27**